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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of July 2003

                                   CELANESE AG
             (Exact name of Registrant as Specified in its Charter)

                              CELANESE CORPORATION
                 (Translation of Registrant's name into English)

                             Frankfurter Strasse 111
                           61476 Kronberg/Ts., Germany
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F    X        Form 40-F
                             -------               -------

     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                        Yes                 No    X
                            -------            -------

     If "Yes" is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-        .
                                                 --------


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                                   CELANESE AG

     On July 29, 2003 Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, issued its Second quarter 2003 Shareholder Letter and an Investor Information Release containing its Report on the second quarter 2003, which are respectively attached as Exhibits 99.1 and 99.2 hereto and incorporated by reference herein.





















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                                    EXHIBITS

    Exhibit No.                                 Exhibit
    -----------                                 -------

    99.1                                        Second quarter 2003 Shareholder
                                                Letter























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                                    EXHIBITS

    Exhibit No.                                 Exhibit
    -----------                                 -------

    99.2 Investor Information Release containing its Report on the second quarter 2003
























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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        CELANESE AG
                                        (Registrant)

                                        By:     /s/ P. W. Premdas
                                                -----------------
                                        Name :  Perry W. Premdas
                                        Title:  Member of the Management Board
                                                (Chief Financial Officer)




     Date: July 29, 2003













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                                  EXHIBIT INDEX


     Exhibit No.                                Exhibit
     -----------                                -------

     99.1                                       Second quarter 2003 Shareholder
                                                Letter


     99.2 Investor Information Release containing its Report on the second quarter 2003














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